EXHIBIT 21

Subsidiaries of EnviroStar, Inc.

Name of Subsidiary	State of Incorporation
Steiner Atlantic Corp.	Florida
Dryclean USA License Corp.	Florida
Dryclean USA Development Corp.	Florida
Biz Brokers International, Inc.	Florida
Western State Design, Inc.	Delaware
Martin-Ray Laundry Systems, Inc.	Delaware
Tri-State Technical Services, Inc.	Delaware
AAdvantage Laundry Systems, Inc.	Delaware

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